HYPEBEAST LIMITED

40/F, Cable TV Tower, No.9 Hoi Shing Road
Tsuen Wan, New Territories
Hong Kong

December 29, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Re: Hypebeast Limited

Registration Statement on Form F-4

Originally Filed May 5, 2022

File No. 333-264726

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Hypebeast Limited (the “Registrant”) hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof, of the Registrant’s Registration Statement on Form F-4 (File No. 333-264726) initially filed with the Commission on May 5, 2022, as amended by Amendment No. 1 to the Registration Statement, filed with the Commission on June 29, 2022, as further amended by Amendment No. 2 to the Registration Statement, filed with the Commission on August 5, 2022, as further amended by Amendment No. 3 to the Registration Statement, filed with the Commission on October 5, 2022 and as further amended by Amendment No. 4 to the Registration Statement, filed with the Commission on October 27, 2022 together with all exhibits thereto (collectively, the “Registration Statement”).

The Registrant is withdrawing the Registration Statement because it no longer plans to consummate the business combination described in the Registration Statement. The Registration Statement has not been declared effective by the Commission, and the Registrant hereby confirms that no securities were sold in connection with the offering described in the Registration Statement.

Pursuant to Rule 477(b), the Registrant understands that this request for withdrawal of the Registration Statement will be deemed granted as of the date hereof unless the Registrant receives notice from the Commission within 15 days of the date hereof that such request will not be granted.

The Registrant acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use by the Registrant.

Should you have any questions, or need further information with respect to this matter, please contact Steve Lin of Kirkland & Ellis International LLP, counsel to the Registrant, at +86 10 5737 9315 (work) or +86 186 1049 5593 (cell).

Sincerely,

By:	/s/ Kevin Ma
Name:	Kevin Ma
Title:	Chief Executive Officer and Director

cc:	Steve Lin, Kirkland & Ellis International LLP